Exhibit 99.1

Fiverr Announces First Quarter 2020 Results

●	Delivered strong revenue growth of 44% y/y in Q1’20, above prior guidance range, with accelerating growth continued into April across all annual cohorts
●	Continued growth momentum across all key metrics, with active buyers increasing 17% y/y, spend per buyer increasing 18% y/y, and take rate increasing 90 basis points y/y
●	Added over 30 new categories in Q1’20 and experienced accelerating growth across all verticals in April
●	Launched Promoted Gigs in five categories, and early results show over 80% adoption rate and nearly 100% retention rate among invited sellers
●	Furthered the progress of international expansion with the launch of fr.fiverr.com and the rollout of localized user generated content. Revenue from non-English speaking countries now represents 32% of total revenue, up from approximately 30% in 2019
●	Provided Q2’20 guidance and revised FY20 guidance upward - revenue is now expected to grow 37-41% y/y in Q2’20 and 36-38% for FY20 as global shelter-in-place provided strong tailwind for our business

NEW YORK, May 7, 2020 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the first quarter of 2020 ended March 31, 2020. Complete operating results and management commentary can be found by accessing the Company’s shareholder letter posted to its investor relations website at investors.fiverr.com.

“I am immensely proud of the team at Fiverr and what they have achieved in the first quarter, especially under the backdrop of a global pandemic that has impacted the world in the last few months.” said Fiverr founder and CEO Micha Kaufman. “Together, we delivered a number of COVID-19 related initiatives to help our community, introduced Promoted Gigs ahead of schedule, launched full localization in Germany, Spain and France, and our marketing strategy continued to power strong growth with agility and efficiency. Our growth and financial results reflect the strength and resilience of our marketplace even in a challenging global environment.”

Ofer Katz, Fiverr CFO, added, “We are very happy with Q1 results with strong topline growth, strong gross margin and significant improvement in EBITDA. Built on these achievements, the visibility inherent to our business model, and the tailwind we experienced in recent weeks, we are providing strong guidance for the second quarter of 2020 and revised our full year outlook upward from prior guidance.”

First Quarter 2020 Financial Highlights

●	Revenue in the first quarter of 2020 was $34.2 million, an increase of 44% year over year.
●	Active buyers as of March 31, 2020 grew to 2.5 million, compared to 2.1 million as of March 31, 2019, an increase of 17% year over year.
●	Spend per buyer as of March 31, 2020 reached $177, compared to $150 as of March 31, 2019, an increase of 18% year over year.
●	Take rate for the year ended March 31, 2020 was 27.1%, up from 26.2% for the year ended March 31, 2019, an increase of 90 basis points year over year.
●	GAAP gross margin in the first quarter of 2020 was 80.0%, an increase of 80 basis points from 79.2% in the first quarter of 2019. Non-GAAP gross margin in the first quarter of 2020 was 81.6%, an increase of 60 basis points from 81.0% in the first quarter of 2019.
●	GAAP net loss in the first quarter of 2020 was ($6.2) million, or ($0.19) per share, compared to ($8.3) million, or ($1.26) per share, in the first quarter of 2019. Non-GAAP net loss in the first quarter of 2020 was ($2.6) million, or ($0.08) per share, compared to ($5.2) million, or ($0.20) per share, in the first quarter of 2019.
●	Adjusted EBITDA[1] in the first quarter of 2020 improved to ($2.9) million, compared to ($5.4) million in the first quarter of 2019. Adjusted EBITDA margin was (8.4%) in the first quarter of 2020, an improvement of 1,430 basis points from (22.7%) in the first quarter of 2019.

Recent Business Highlights

●	Our business has continued to gain significant momentum since we released our shareholder letter on April 8. The accelerating growth trends were observed across all annual cohorts and across all verticals in April.
●	During Q1’20, we launched over 30 new categories and added depth in certain popular areas such as online lessons and offline-to-online services.
●	We successfully launched Promoted Gigs on April 5 and reactions from our seller community has been overwhelmingly positive with over 80% adoption rate and nearly 100% retention rate. We are seeing strong click-through rates and conversion rates from buyers on those ad placements as well.
●	We launched our French website, fr.fiverr.com, and rolled out localized user generated content powered by machine translation on all non-English websites. Year to date, revenue from non-English speaking countries contributed to 32% of total revenue, up from approximately 30% in 2019.

1 Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information regarding this and other non-GAAP metrics used in this release.

Financial Outlook

Given the strong momentum we have seen in recent weeks, we are raising our full year 2020 revenue and EBITDA expectations from prior guidance. However, given these unprecedented times and impact of COVID-19 on economies globally, we will update business trends as they evolve. We are also accelerating our timing to profitability and target turning EBITDA positive in the second half of 2021. We expect that our strong cash position, together with revenue growth momentum and path to profitability, will allow us to continue to make long-term investments to drive growth. Our outlook for the second quarter and full year 2020 is as follows:

	Q2 2020	FY 2020
Revenue	$35.5 - $36.5 million	$145.5 - $147.5 million
Year over year growth	37% - 41%	36% - 38%
Adjusted EBITDA	($2.5) - ($1.5) million	($9.0) - ($7.0) million

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Thursday, May 7, 2020 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing (866) 360-3590, or (412) 317-5278 for callers outside the United States, and mention the passcode, “Fiverr.” A telephonic replay of the conference call will be available until Thursday, May 14, 2020, beginning one hour after the end of the conference call. To listen to the replay please dial (877) 344-7529, or (412) 317-0088 for callers outside the United States, and enter replay code 10141807.

About Fiverr

Fiverr's mission is to change how the world works together. The Fiverr platform connects businesses of all sizes with skilled freelancers offering digital services in more than 300 categories, across 8 verticals including graphic design, digital marketing, programming, video and animation. In 2019, over 2.4 million customers bought a wide range of services from freelancers working in over 160 countries. We invite you to visit us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:

Jinjin Qian

investors@fiverr.com

Press:
Siobhan Aalders

press@fiverr.com

CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$28,210	$24,171
Marketable securities	96,337	88,559
User funds	63,873	55,945
Bank deposits	15,000	15,000
Restricted deposit	324	324
Other receivables	2,871	3,117
Total current assets	206,615	187,116

Marketable securities	13,996	21,805
Property and equipment, net	5,379	5,321
Intangible assets, net	6,594	7,188
Goodwill	11,240	11,240
Restricted deposit	3,168	3,168
Other non-current assets	473	522
Total assets	$247,465	$236,360

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$3,193	$3,749
User accounts	60,151	53,013
Deferred revenue	4,258	3,248
Other account payables and accrued expenses	28,288	21,426
Current maturities of long-term loan	490	503
Total current liabilities	96,380	81,939

Long-term loan and other non-current liabilities	3,932	5,612

Total liabilities	100,312	87,551

Shareholders' equity:
Share capital and additional paid-in capital	311,096	306,334
Accumulated deficit	(163,918)	(157,763)
Accumulated other comprehensive income (loss)	(25)	238
Total shareholders' equity	147,153	148,809
Total liabilities and shareholders' equity	$247,465	$236,360

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)
Revenue	$34,150	$23,763
Cost of revenue	6,820	4,936
Gross profit	27,330	18,827

Operating expenses:
Research and development	9,974	7,616
Sales and marketing	18,221	15,376
General and administrative	5,590	4,356
Total operating expenses	33,785	27,348
Operating loss	(6,455)	(8,521)
Financial income, net	331	214
Loss before income taxes	(6,124)	(8,307)
Income taxes	(31)	(6)
Net loss	(6,155)	(8,313)
Deemed dividend to protected ordinary shareholders	-	(632)
Net loss attributable to ordinary shareholders	(6,155)	(8,945)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.19)	$(1.26)
Basic and diluted weighted average ordinary shares	32,076,421	7,071,884

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)
Operating Activities
Net loss	$(6,155)	$(8,313)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	965	807
Amortization of discount on marketable securities	(271)	-
Shared-based compensation	2,762	1,746
Net loss (gain) from exchange rate fluctuations	194	(53)
Changes in assets and liabilities:
User funds	(7,928)	(8,325)
Other receivables	448	(1,247)
Trade payables	(584)	511
User accounts	7,138	8,325
Deferred revenue	1,010	-
Other account payables and accrued expenses	2,725	1,494
Non-current liabilities	(2)	58
Net cash provided by (used in) operating activities	302	(4,997)

Investing Activities
Acquisition of business, net of cash acquired	-	(9,967)
Purchase of property and equipment	(131)	(177)
Capitalization of internal-use software	(285)	(103)
Other receivables and non-current assets	52	(122)
Bank deposits	-	(10,000)
Investment in marketable securities	(36,786)	-
Proceeds from sale of marketable securities	37,088	-
Net cash used in investing activities	(62)	(20,369)

Financing Activities
Proceeds from exercise of options	1,948	56
Payment of deferred issuance costs related to IPO	-	(405)
Proceeds from issuance of protected ordinary shares, net	-	4,340
Repayment of long-term loan	(120)	(112)
Tax withholding in connection with employees' options exercises	2,272	-
Net cash provided by financing activities	4,100	3,879

Effect of exchange rate fluctuations on cash and cash equivalents	(301)	168

Increase (decrease) in cash and cash equivalents	4,039	(21,319)
Cash and cash equivalents at the beginning of period	24,171	55,955
Cash and cash equivalents at the end of period	$28,210	$34,636

KEY PERFORMANCE METRICS

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)
Annual active buyers (in thousands)	2,450	2,103
Annual spend per buyer ($)	$177	$150

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT

(In thousands, except gross margin data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)
GAAP gross profit	$27,330	$18,827
Add:
Share-based compensation	70	22
Depreciation and amortization	474	406
Non-GAAP gross profit	$27,874	$19,255
Non-GAAP gross margin	81.6%	81.0%

RECONCILIATION OF GAAP TO NON-GAAP NET LOSS AND NET LOSS PER SHARE

(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(6,155)	$(8,945)
Add:
Deemed dividend to protected ordinary shareholders	-	632
Depreciation and amortization	965	807
Share-based compensation	2,762	1,746
Contingent consideration revaluation and acquisition related costs	(129)	578
Non-GAAP net loss	(2,557)	(5,182)
GAAP weighted average number of ordinary shares outstanding - basic and diluted	32,076,421	7,071,884
Add:
Additional weighted average shares giving effect to exchange of protected ordinary shares at the beginning of the period	-	18,654,270
Non-GAAP basic and diluted weighted average ordinary shares	32,076,421	25,726,154
Non-GAAP basic and diluted net loss per share attributable to ordinary shareholders	$(0.08)	$(0.20)

Note: Non-GAAP basic and diluted net loss per ordinary share for the first quarter ended March 31, 2019 were calculated based on ordinary shares outstanding after accounting for the exchange of Fiverr's then outstanding protected ordinary shares into 18.7 million ordinary shares as though such event had occurred at the beginning of the period.

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(In thousands, except adjusted EBITDA margin data)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)
GAAP net loss	$(6,155)	$(8,313)
Add:
Financial income, net	(331)	(214)
Income taxes	31	6
Depreciation and amortization	965	807
Share-based compensation	2,762	1,746
Contingent consideration revaluation and acquisition related costs	(129)	578
Adjusted EBITDA	$(2,857)	$(5,390)
Adjusted EBITDA margin	(8.4)%	(22.7)%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES

(In thousands)

	Three Months Ended
	March 31,
	2020	2019
	(Unaudited)
GAAP research and development	$9,974	$7,616
Less:
Share-based compensation	1,042	635
Depreciation and amortization	116	103
Acquisition related costs	-	47
Non-GAAP research and development	$8,816	$6,831

GAAP sales and marketing	$18,221	$15,376
Less:
Share-based compensation	527	256
Depreciation and amortization	330	256
Acquisition related costs	121	288
Non-GAAP sales and marketing	$17,243	$14,576

GAAP general and administrative	$5,590	$4,356
Less:
Share-based compensation	1,123	833
Depreciation and amortization	45	42
Contingent consideration revaluation and acquisition related costs	(250)	243
Non-GAAP general and administrative	$4,672	$3,238

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net loss and Non-GAAP net loss per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net loss and Non-GAAP net loss per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

We are not able to provide a reconciliation of Adjusted EBITDA guidance for the second quarter of 2020, the fiscal year 2020 or the fiscal year 2021 to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, and gain or loss on revaluation of contingent consideration, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net loss in the future.

See the tables above regarding reconciliations of these non-GAAP measures to the most directly comparable GAAP measures.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the second quarter of 2020, the fiscal year ended December 31, 2020 and the fiscal year ended December 31, 2021, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 31, 2020 as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.